Exhibit 12.1
Noble Corporation
Statement Regarding Computation of Ratios

	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees	$2,037,215	$1,913,586	$1,490,653	$921,845	$361,507
Add: Fixed charges	66,378	55,347	66,523	56,298	35,443
Add: Amortization of capitalized interest	4,896	3,783	2,662	1,827	1,827
Less: Interest capitalized	(54,993)	(47,727)	(50,421)	(37,853)	(13,989)

Total earnings	$2,053,556	$1,924,989	$1,509,417	$942,117	$384,788

Fixed charges:
Interest expense (1)	$1,685	$4,388	$13,111	$16,167	$19,786
Interest capitalized	54,933	47,727	50,421	37,853	13,989
Estimate of interest within rental expense	9,760	3,232	2,991	2,278	1,668

Total fixed charges	$66,378	$55,347	$66,523	$56,298	$35,443

Ratio of Earnings to Fixed Charges	30.9	34.8	22.7	16.7	10.9

(1)	Includes amortization of discounts and capitalized expenses related to indebtedness